AVG Technologies NV Gatwickstraat 9-39 1043 GL Amsterdam The Netherlands avg.com +20 522 6210 Tel +20 522 6211 Fax

Amsterdam, 10 January 2014

Via E-mail
SEC Headquarters
To: Patrick Gilmore
100 F Street, NE
Washington, DC 20549
United States

Dear Mr. Gilmore,

We are in receipt of your letter dated January 2, 2014, setting forth the comments of the Staff of the Securities and Exchange Commission relating to AVG Technologies N.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 5, 2013.

We will assess your letter and will work diligently on a response. Due to the time and coordination required to collect and analyze the relevant information to respond to your comments, we will be unable to respond to your comments within the ten business days as requested in the letter. Accordingly, as discussed with Mr. Edwin Kim of your office, we currently anticipate that we will be in a position to submit our response to the Staff’s comments before or on January 30, 2014.

We would like to thank you and your colleagues in advance for your understanding for this extension.

Sincerely,

/s/ John Little

John Little